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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       Commission file number 333-77145


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     PG&E Corporation Retirement Savings Plan (including the PG&E Corporation Retirement Savings Plan for Union-Represented Employees)

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          PG&E Corporation
          One Market, Spear Tower
          Suite 2400
          San Francisco, CA  94105
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The assets of the PG&E Corporation Retirement Savings Plan and the PG&E
Corporation Retirement Savings Plan for Union-Represented Employees are held in a single master trust and share the same investment funds, including the PG&E Corporation Common Stock Fund.


                             REQUIRED INFORMATION

     1. The Statements of Net Assets Available for Benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2000 and 1999 and the Statements of Changes in Net Assets Available for Benefits for the years then ended for such plans, together with the reports of Deloitte & Touche LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

     2. The Consents of Deloitte & Touche LLP, independent accountants, are contained in Exhibit 2 to this Annual Report.
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                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PG&E CORPORATION RETIREMENT SAVINGS PLAN
                                      (including the PG&E Corporation
                                      Retirement Savings Plan for Union
                                      Represented Employees)



Date:  July 13, 2001                  By:  BRUCE R. WORTHINGTON
                                           ----------------------------
                                           Bruce R. Worthington
                                           Chairman, Employee Benefit
                                           Committee